# SEC Schedule 13D/A (Amendment No. 26) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TORM plc, CIK 0001655891
CUSIP: G89479102
Title of class of securities: Class A common shares, par value $0.01 per share
Address of issuer's principal executive offices: 4th Floor, 120 Cannon Street, London, United Kingdom (X0), EC4N 6AS
Date of event which requires filing of this statement: 10/06/2026
Amends the filing with accession number 0001140361-26-036787
Filed by CIK 0001790787
Persons authorized to receive notices and communications: Martin Boskovich, Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6759

## Reporting persons
- OCM NJORD HOLDINGS S.A R.L.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- OAKTREE CAPITAL MANAGEMENT GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- OAKTREE CAPITAL HOLDINGS, LLC (CIK 0001790787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, par value $0.01 per share
Name of issuer: TORM plc
Address of issuer's principal executive offices: 4th Floor, 120 Cannon Street, London, United Kingdom (X0), EC4N 6AS
Comment: This Amendment No. 26 ("Amendment No. 26") amends and supplements the statement on Schedule 13D filed by the Reporting Persons on February 5, 2018, as amended by Amendment No. 1 thereto filed March 27, 2020, Amendment No. 2 thereto filed May 19, 2020, Amendment No. 3 thereto filed June 5, 2020, Amendment No. 4 thereto filed June 17, 2020, Amendment No. 5 thereto filed September 14, 2020, Amendment No. 6 thereto filed April 26, 2023, Amendment No. 7 thereto filed June 12, 2023, Amendment No. 8 thereto filed December 4, 2023, Amendment No. 9 thereto filed January 9, 2024, Amendment No. 10 thereto filed January 18, 2024, Amendment No. 11 thereto filed March 14, 2024, Amendment No. 12 thereto filed April 8, 2024, Amendment No. 13 thereto filed June 3, 2024, Amendment No. 14 thereto filed October 3, 2024, Amendment No. 15 thereto filed March 18, 2025, Amendment No. 16 thereto filed September 5, 2025, Amendment No. 17 thereto filed September 15, 2025, Amendment No. 18 thereto filed September 29, 2025, Amendment No. 19 thereto filed November 17, 2025, Amendment No. 20 thereto filed December 23, 2025, Amendment No. 21 thereto filed January 8, 2026, Amendment No. 22 thereto filed March 6, 2026, Amendment No. 23 thereto filed June 23, 2026, Amendment No. 24 thereto filed September 16, 2026, and Amendment No. 25 thereto filed September 24, 2026 (the "Original 13D," and together with Amendment No. 26, the "Schedule 13D") with respect to the Class A Shares of the Issuer. Except as specifically provided herein, this Amendment No. 26 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 26 shall have the same meanings ascribed thereto in the Schedule 13D. The Issuer is a foreign private issuer as defined in Rule 3b-4 of the Act and its principal executive offices are at 4th Floor, 120 Cannon Street, London, EC4N 6AS, United Kingdom.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to incorporate the following at the end thereof:

On October 6, 2026, Njord Luxco entered into an underwriting agreement dated October 6, 2026 (the "October 2026 Underwriting Agreement") by and among Njord Luxco, the Issuer, and J.P. Morgan Securities LLC (the "Underwriter") for the sale by Njord Luxco of 6,329,874 Class A Shares (the "Initial Shares") to the Underwriter at a price of $39.845 per share, or $252,213,829.53 in aggregate proceeds to Njord Luxco before expenses (the "October 2026 Block Trade"). The closing of the sale of the Initial Shares by Njord Luxco to the Underwriter pursuant to the Underwriting Agreement occurred on October 7, 2026.

In connection with the execution of the Underwriting Agreement for the October 2026 Block Trade, Njord Luxco and certain other persons entered into customary "lock-up" agreements with the Underwriter, dated October 6, 2026 (the "October 2026 Lock-up Agreements"), pursuant to which Njord Luxco and certain other persons generally agreed, subject to certain exceptions, not to sell, transfer, or otherwise dispose of any Class A Shares or securities convertible into, or exchangeable or exercisable for, Class A Shares, during the period commencing on October 6, 2026 and ending on November 13, 2026, without prior written consent from the Underwriter.

The foregoing descriptions of the October 2026 Underwriting Agreement and the October 2026 Lock-up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the October 2026 Underwriting Agreement, a copy of which is attached hereto as Exhibit A, and the form of the October 2026 Lock-up Agreement attached as Exhibit E to the October 2026 Underwriting Agreement, both of which are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows and as set forth in subsections (b) and (c):

The information set forth in rows (11) and (13) of the cover pages of this Amendment No. 26 is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages of this Amendment No. 26 is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as related to the October 2026 Block Trade, the Reporting Persons have not effected any other transactions in the Class A Shares since the filing of Amendment No. 25. As a result of the October 2026 Block Trade, the Reporting Persons ceased to beneficially own any outstanding Class A Shares of the Issuer on October 7, 2026. Accordingly, the filing of this Amendment No. 26 constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment No. 26.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Underwriting Agreement, dated as of October 6, 2026, by and among Njord Luxco, the Issuer and J.P. Morgan Securities LLC, incorporated by reference to Exhibit 1.1 to the Issuer's Form 6-K filed on October 7, 2026.

## Signatures
- OCM NJORD HOLDINGS S.A R.L.: /s/ Martin Eckel, Martin Eckel / Manager (10/07/2026)
- OAKTREE CAPITAL MANAGEMENT GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (10/07/2026)
- OAKTREE CAPITAL HOLDINGS, LLC: /s/ Henry Orren, Henry Orren / Managing Director (10/07/2026)